Sub-Item 77I

Terms of new or amended securities

Dreyfus STATE Municipal BOND Funds

Dreyfus Connecticut FUND

DREYFUS MASSACHUSETTS FUND

Dreyfus PENNSYLVANIA fund

During the last fiscal year ended April 30, 2015, the Board of Directors of Dreyfus Sate Municipal Bond Funds on behalf of its series, Dreyfus Connecticut Fund, Dreyfus Massachusetts Fund and Dreyfus Pennsylvania Fund (each, a "Fund"), approved amendments to the plan adopted by each Fund pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended.  The amendments, effective October 1, 2014, provide that shares of Class A, Class C, Class I, Class Y or Class Z of each Fund (as applicable) may be converted into shares of another class of that Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new class of shares of the Fund.  Shares subject to a contingent deferred sales charge at the time of the requested conversion are not eligible for conversion.